Location Based Technologies, Inc.
4989 E. La Palma Avenue
Anaheim, CA 92807

VIA EDGAR

March 5, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Patrick Kuhn / Lyn Shenk, Branch Chief

RE: Location Based Technologies, Inc.
File No. 333-139395
Form 10-KSB: For the Fiscal Year Ended August 31, 2008
Filed on December 12, 2008

Dear Mr. Kuhn and Ms. Shenk,

On behalf of Location Based Technologies, Inc. (“LBT” or the “Company”), we are providing the following response to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 23, 2009 (the “Comment Letter”) relating to the above-referenced Form 10-KSB for the fiscal year ended August 31, 2008, filed with the SEC on December 12, 2008 (the “10-KSB”).  In addition, we will file Form 10-KSB/A Amendment 3 (“Form 10-KSB/A”) to incorporate the Staff’s comment.  For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.

Form 10-KSB: For the fiscal year ended August 31, 2008

Item 8A( T ) - Controls and Procedures, page 25

Refer to prior comment 5.  We note that you provided management’s conclusion regarding the effectiveness of disclosure controls and procedures but did not provide management’s conclusion regarding the effectiveness of internal control over financial reporting.  Please amend your Form 10-KSB to disclose management’s conclusion regarding the effectiveness of internal control over financial reporting.

Response to Comment 5

The Company takes note of the Staff’s comments and will amend the Form 10-KSB to include the revised disclosure “Item 8A(T) Controls and Procedures” as presented below.

Item 8A( T ) - Controls and Procedures – Revised Disclosure

Evaluation of disclosure controls and procedures

Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Our management carried out an evaluation under the supervision and with the participation of our Chief Executive Officer ("CEO") and Principal Financial Officer ("PFO"), of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act").  Based upon that evaluation, the Company’s Chief Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of August 31, 2008, due to management’s failure to include its report on internal control over financial reporting in the Form 10-KSB as required.

Management's Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company.  Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.  Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Principal Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of August 31, 2008.  Management’s assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting —Guidance for Smaller Public Companies.  In performing the assessment, management has concluded that our internal control over financial reporting was effective as of August 31, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no other significant changes in our internal control over financial reporting during the year ended August 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Location Based Technologies, Inc. acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the comment in the Staff’s February 23, 2009, Comment Letter.  Please let us know if you have any questions about our response.

Sincerely,

Location Based Technologies, Inc.

/s/ David M. Morse
David M. Morse Co-President and CEO

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